12013015

AB 3/28

AB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

| SEC FILE NUMBER |
|---|
| 8-00094 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.C. ZIEGLER AND COMPANY 000061

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 2000
(No. and Street)

| Chicago | Illinois | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey C. Vredenbregt, Senior Managing Director/CFO (312) 596-1685
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

| 100 East Wisconsin Avenue | Milwaukee | Wisconsin | 53202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/15

## OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.C. Ziegler and Company, as of December, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director/CFO

Title

Notary Public -- Don Liebetrau
My commission expires August 18, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

# B. C. ZIEGLER AND COMPANY

(SEC File Number 8-00094)

Financial Statements

December 31, 2011

(with Independent Registered Public Accounting Firm Report Thereon)

Grant Thornton

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
B.C. Ziegler and Company

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the "Company"), a Wisconsin corporation and a wholly-owned subsidiary of The Ziegler Companies, Inc., as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B.C. Ziegler and Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 16 and 17 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America

established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

GRANT THORNTON LLP
Chicago, Illinois
February 27, 2012

## B. C. ZIEGLER AND COMPANY

## STATEMENT OF FINANCIAL CONDITION

December 31, 2011
(in thousands except share amounts)

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 11,454 |
| Receivables | 4,063 |
| Securities owned, at fair value | 44,299 |
| Income taxes receivable | 243 |
| Furniture, equipment and leasehold improvements, net | 5,583 |
| Deferred tax assets | 1,645 |
| Other assets | 2,062 |
| Total assets | $ 69,349 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Drafts payable | $ 656 |
| Securities sold not yet purchased | 506 |
| Payable to clearing broker | 17,069 |
| Accrued compensation | 11,814 |
| Accounts payable, accrued expenses and other liabilities | 4,659 |
| | 34,704 |
| Commitments | |
| Stockholder's equity: | |
| Common stock | |
| Class A--$1 par, 1,150,000 shares authorized and issued | 1,150 |
| Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued | 402 |
| Additional paid-in capital | 14,908 |
| Retained earnings | 18,380 |
| Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B | (195) |
| Total stockholder's equity | 34,645 |
| Total liabilities and stockholder's equity | $ 69,349 |

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011
(in thousands)

| | |
|---|---|
| REVENUES: | |
| Investment banking | $31,548 |
| Net trading profits | 11,705 |
| Commission income | 10,306 |
| Interest and dividends | 2,507 |
| Investment management and advisory fees | 2,846 |
| Miscellaneous fee income | 1,736 |
| Other income | 633 |
| Total revenues | 61,281 |
| EXPENSES: | |
| Compensation and benefits | 43,911 |
| Communications and data processing | 4,876 |
| Occupancy | 4,392 |
| Promotional | 3,092 |
| Professional and regulatory | 1,818 |
| Clearing fees | 1,970 |
| Interest | 465 |
| Other expenses | 421 |
| Total expenses | 60,945 |
| INCOME BEFORE BENEFIT FROM INCOME TAXES | 336 |
| BENEFIT FROM INCOME TAXES | (428) |
| NET INCOME | $ 764 |

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

(in thousands)

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|
| BALANCE, December 31, 2010 | $ 1,552 | $ 14,908 | $ 23,616 | $ (195) | $ 39,881 |
| Net Income | - | - | 764 | - | 764 |
| Dividends | - | - | (6,000) | - | (6,000) |
| BALANCE, December 31, 2011 | $ 1,552 | $ 14,908 | $ 18,380 | $ (195) | $ 34,645 |

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

(in thousands)

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | | $ 764 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | $ 1,352 | |
| Reduction to receivable allowance | (5) | |
| Loss on sale of equipment | 10 | |
| Deferred income taxes | (338) | |
| Change in operating assets and liabilities: | | |
| Decrease (increase) in – | | |
| Receivables | 572 | |
| Net receivable for unsettled trades | 11,217 | |
| Securities owned | 16,879 | |
| Income taxes receivable | 383 | |
| Other assets | (49) | |
| Increase (decrease) in – | | |
| Drafts payable | 6 | |
| Securities sold not yet purchased | 506 | |
| Payable to clearing broker | (14,838) | |
| Accrued compensation | (3,100) | |
| Accounts payable, accrued expenses and other liabilities | (421) | |
| Total adjustments | | 12,174 |
| Net cash provided by operating activities | | 12,938 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Proceeds from the sale of equipment | $ 3 | |
| Payments received on notes receivable | 1,275 | |
| Issuance of notes receivable | (1,215) | |
| Payments for capital expenditures | (827) | |
| Net cash used in investing activities | | (764) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Dividends paid to parent | (6,000) | |
| Net cash used in financing activities | | (6,000) |
| INCREASE IN CASH AND CASH EQUIVALENTS | | 6,174 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 5,280 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | | $ 11,454 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Interest paid during the year | | $ 470 |
| Income taxes refunded during the year | | $ 473 |

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011
(Dollars in thousands)

(1) Organization and Nature of Business

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority. The Company is a Wisconsin corporation and is a wholly owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company underwrites fixed income debt securities to finance senior living and healthcare providers, religious institutions and private schools as well as providing risk management and financial advisory services, merger and acquisition advisory services, sales and trading of fixed income debt securities and preferred equity securities, primarily to not-for-profit corporations, municipalities and business corporations. The Company also provides financial products, financial planning services, and investment advisory services to retail and institutional clients. These services are provided throughout the United States.

(2) Significant Accounting Policies

Investment Banking

Investment banking revenues include gains, losses, and fees, net of direct expenses, arising from fixed income securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing consulting, merger and acquisition, risk management, and financial advisory services. Investment banking management fees and sales concessions are recorded on trade date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $423 at December 31, 2011 and are included in other assets.

Commission Income and Related Clearing Expenses

Acting as an agent, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions. Commission income and related clearing expenses are recorded on a trade date basis.

Investment Management and Advisory Fees

The Company earns investment management and advisory fees for investment advice and administrative services provided. The Company earns fees based on the net asset value of the individual and institutional accounts. Revenues from investment management and advisory fees and related activities are recognized on a pro rata basis over the period in which services are performed.

Miscellaneous Fee Income

The Company earns fees for various services and activities. These fees include management, accounting, and origination fees from private equity entities, fees related to the sale of investment products, referral fees, and fees associated with account activity of retail brokerage customers. Miscellaneous fee income is recognized when the fees are earned.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities are financial instruments and are recorded at fair value.

Receivables

Receivables includes amounts due from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions, and amounts due from affiliates and related parties. The Company reviews receivables and establishes an allowance for losses on balances which management has deemed collection is unlikely.

Income Taxes

The Company is included in a consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation and Amortization

Furniture, equipment and leasehold improvements are recorded at cost.

The Company provides for depreciation of these assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Furniture and equipment are generally depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Advertising

The Company expenses advertising costs as incurred. The advertising expense in 2011 was $531.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Cash Equivalents

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk. Cash and cash equivalents consists of cash of $665 and money market mutual funds of $10,789.

Use of Estimates

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The Company's financial instruments, primarily securities owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income debt securities.

- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

In valuing financial assets, the Company uses techniques believed to be appropriate for each particular financial asset or liability to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset or liability. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets of the Company.

- Cash equivalents include cash held in banks and investments in money market mutual funds. The money market mutual funds are classified within Level 1 of the fair value hierarchy. Money market mutual funds are generally valued at a net asset value of a dollar.

- Municipal debt securities are classified as Level 1 or Level 2 in the fair value hierarchy. Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency and are actively traded, are classified as Level 1 in the fair value hierarchy. Fixed rate municipal debt securities are generally unrated and are not actively traded. The obligations are generally traded at infrequent intervals and may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of fixed rate municipal debt securities. Fixed rate municipal debt securities are classified as Level 2 in the fair value hierarchy.

- Preferred equity securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The preferred equity securities traded by the Company are generally investment grade securities as determined by two rating agencies. In the event that a preferred equity security would fall below investment grade in one or both of its ratings and also be subject to very limited or no market trading, it could be classified as Level 2 or Level 3 in the fair value hierarchy.

- Corporate debt securities include primarily unrated taxable debt securities underwritten by the Company for religious institutions and private schools. These debt securities are generally sold to retail investors. The Company prices the debt securities for sale at the par value based upon the required interest rate using observable market inputs. The Company also participates in limited secondary trading in these corporate debt securities and will price the debt securities at fair value using current prevailing market interest rates compared to the stated interest rate on the debt securities. Accordingly, corporate debt securities are classified as Level 2 in the fair value hierarchy.

- Other securities consist primarily of mutual funds which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2011:

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Money market mutual funds | $ 10,789 | $ - | $ - |
| Securities Owned | | | |
| Municipal Debt Securities | | | |
| Fixed Rate | $ - | $ 40,153 | $ - |
| Variable Rate | 575 | - | - |
| Corporate Debt Securities | - | 2,554 | - |
| Preferred Equity Securities | 650 | - | - |
| Other Securities | 367 | - | - |
| Total securities owned measured at fair value on a recurring basis | $ 1,592 | $ 42,707 | $ - |

Municipal debt securities consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities. Included in municipal debt securities at December 31, 2011 are $14,791 from four issuers in Florida and $6,986 from three issuers in Connecticut.

(4) Allowance for Receivables

An allowance for losses is established on balances for which management has deemed collection is unlikely. During 2011, no balances were established and no allowance account existed at December 31, 2011. Receivables include amounts due the Company for remarketing fees, advisory fees, for fees due from registered investment companies, management fees, and interest. See Note 7 for amounts due from related parties.

(5) Furniture, equipment and leasehold improvements, net

Furniture, equipment and leasehold improvements consists of the following:

| | |
|---|---|
| Computers and equipment | $ 7,235 |
| Leasehold improvements | 6,326 |
| Furniture | 4,866 |
| Furniture, equipment and leasehold improvements, at cost | 18,427 |
| Less accumulated depreciation and amortization | (12,844) |
| Furniture, equipment and leasehold improvements, net | $ 5,583 |

Total depreciation expense related to furniture, equipment and leasehold improvements was $1,352 in 2011 and is included in Communications and data processing and Occupancy expenses on the Statement of Income.

(6) Payable to Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in amounts payable for inventory purchases, transaction processing, and losses on securities transactions offset by inventory sales, commissions earned, fees earned, and profits on securities transactions. The amount payable to the clearing broker totals $17,069 at December 31, 2011. Securities held by the Company at the clearing broker with a market value of $41,114 are available to collateralize amounts payable to the clearing broker and include securities owned and held at the clearing broker of $43,933 and securities sold but not yet contractually settled of $2,819. Interest expense incurred on this financing arrangement in 2011 was $465. The interest rate on this financing arrangement is approximately 1.6% at December 31, 2011.

(7) Related Party Transactions

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 3.25% at December 31, 2011. The Company had no interest expense incurred under this financing arrangement in 2011. The Company had no amounts outstanding under this financing arrangement at December 31, 2011.

As permitted by the SEC's Uniform Net Capital Rule (the "Rule") 15c3-1, in order to enable the Company to complete specific underwritings, the Company also has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $25,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under this financing arrangement. The Company did not borrow under this financing arrangement in 2011.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. Total interest income from this arrangement was $2 in 2011. The Company had no outstanding balances due from the Parent under this arrangement at December 31, 2011.

The Company provides administrative support and/or marketing services to the Parent and other wholly or partially owned companies of the Parent including primarily Ziegler Financing Corporation and Ziegler Lotsoff Capital Management, LLC ("ZLCM"). Total fees collected for these services were $505 in 2011 and are included in other income on the Statement of Income. Amounts due the Company for these services were $117 at December 31, 2011 and are included in receivables on the Statement of Financial Condition.

The Company earns accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Total fees earned were $1,068 and are included in Miscellaneous Fee Income on the Statement of Income in 2011. Amounts receivable from these partnerships for all fees were $1,374 at December 31, 2011 and are included in receivables on the Statement of Financial Condition.

ZLCM, a 35% owned entity of the Parent, provides subadvisory services for certain assets managed by the Company. Total amounts paid to ZLCM under this arrangement were $196 in 2011. The Company owes ZLCM $37 at December 31, 2011 and the amount is included in Other liabilities on the Statement of Financial Condition.

The Company earns referral fees from ZLCM, the fees earned were $148 in 2011. The amount is included in Miscellaneous fee income on the Statement of Income. The Company paid $119 of the referral fees to the employees of the Company providing the referrals. The expense is included in Compensation and benefits on the Statement of Income.

(8) Line of Credit

The Company shares a bank line of credit with the Parent totaling $30,000 as of December 31, 2011. The Company does not guarantee nor is it liable for draws made by the Parent. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 3.5% at December 31, 2011. The Company incurred no interest expense on this line of credit agreement in 2011. The Company had no amounts outstanding under this line of credit agreement on December 31, 2011. The Parent had $7,800 outstanding under this line of credit agreement on December 31, 2011.

(9) Retirement Plans

The Company maintains a contributory profit sharing plan for substantially all full-time employees and certain part-time employees. The plan provides for a guaranteed Company match equal to 100% of the first 1% of employee contributions. The payments were made quarterly beginning July 1, 2011. The Company also provides for a discretionary matching contribution not to exceed 50% of employee contributions up to 6% of defined compensation for the year and a discretionary profit sharing contribution as a percentage of total employee compensation, as defined. Both annual Company contributions are at the discretion of the board of directors. Contribution expenses were $772 for all Company contributions in 2011 and are included in Compensation and benefits on the Statement of Income.

(10) Income Taxes

The income tax provision (benefit) for the year ended December 31, 2011, consists of the following:

| | |
|---|---|
| Current federal provision (benefit) | $ (120) |
| Current state provision (benefit) | 30 |
| Total current provision (benefit) | (90) |
| Deferred federal benefit (benefit) | (357) |
| Deferred state provision (benefit) | 19 |
| Total deferred benefit (benefit) | (338) |
| Total provision (benefit) | $ (428) |

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

| | |
|---|---|
| Statutory federal income tax rate | 34.0% |
| State income taxes, net of federal tax effect | 9.6 |
| Tax-exempt interest income, net of related nondeductible interest expense | (202.4) |
| Nondeductible business expenses | 32.3 |
| Other | (0.7) |
| Effective income tax rate | (127.2%) |

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2011 are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Deferred compensation | $ 733 |
| Tax credit carryovers | 631 |
| Net operating losses | 157 |
| Accrued expenses | 149 |
| Other assets | 8 |
| Total deferred tax assets | 1,678 |
| Deferred tax liabilities: | |
| Other liabilities | (33) |
| Total deferred tax liabilities | (33) |
| Net deferred tax assets | $ 1,645 |

The Company has federal net operating loss carryforwards of $462 which expire beginning in 2031. No valuation allowance has been established on these net operating loss carryforwards as of December 31, 2011 since management believes it is more likely than not that these net operating losses will be fully utilized prior to expiration.

The Company accounts for uncertain tax positions in accordance with ASC 740. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | |
|---|---|
| Balance at January 1, 2011 | $ 185 |
| Increases for tax positions related to the current year | 28 |
| Reductions for the lapse of statute of limitations | (36) |
| Balance at December 31, 2011 | $ 177 |

Tax years that remain subject to examination by major tax jurisdictions include 2007 through 2011. The Company does not anticipate realizing any material unrecognized tax benefits within 12 months of December 31, 2011.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $177. No interest or penalties have been included in the income statement as it pertains to the unrecognized tax benefits for 2011. The Company has not accrued any interest or penalties for any unrecognized tax benefits as of December 31, 2011.

(11) Net Capital Requirements

As a registered broker-dealer the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net regulatory capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2011 the Company had net capital of $14,163 which was $13,913 in excess of its required minimum net capital. Such net capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(12) Commitments and Contingent Liabilities

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. The debt securities associated with any such commitments are reflected in both securities owned and the net receivable for unsettled trades in the Statement of Financial Condition. Transactions relating to commitments that were subsequently settled after the end of the year had no material effect on the financial statements as of December 31, 2011.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

The Company leases office space under noncancellable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. The Company also leases office equipment. Rental expense for 2011 was $3,115 and is included in Occupancy expense on the Statement of Income. Future minimum payments related to operating leases for office space and office equipment, are:

| | |
|---|---|
| 2012 | $ 2,560 |
| 2013 | 1,835 |
| 2014 | 1,656 |
| 2015 | 1,482 |
| 2016 | 1,063 |
| Thereafter | 1,649 |
| Total | $ 10,245 |

In the normal course of business, the Company is the subject of customer complaints and is named as a defendant in various legal actions arising from the securities and other businesses. The Company is a defendant in lawsuits incidental to its securities and other businesses. The Company has established accruals for legal fees and losses determined to be probable as a result of these customer complaints and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

(13) Subsequent Events

The Company evaluated its December 31, 2011 financial statements for subsequent events through February 27, 2012, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

SCHEDULE I

B. C. Ziegler and Company

December 31, 2011

Computation of Net Capital Under Rule 15c3-1

| | | |
|---|---|---|
| Total ownership equity | | $34,645,610 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Receivables from noncustomers | $ 3,556,623 | |
| Securities not readily marketable | 2,547,690 | |
| Receivables from affiliates, subsidiaries, and associated partnerships | 116,659 | |
| Furniture, equipment and leasehold improvements | 5,582,976 | |
| Other assets | 3,784,371 | |
| Total non-allowable assets | 15,588,319 | |
| Other deductions and/or charges | | |
| Presumed marketability test - municipal securities | 952,420 | |
| Total deductions and/or charges | $ 16,540,739 | (16,540,739) |
| Net capital before haircuts on securities positions | | 18,104,871 |
| Haircuts: | | |
| Trading & investment securities: | | |
| Debt securities | $ 2,254,573 | |
| Other securities | 769,407 | |
| Undue concentration | 918,324 | |
| Total haircuts | $ 3,942,304 | (3,942,304) |
| Net capital | | 14,162,567 |
| Net capital requirement | | 250,000 |
| Excess net capital | | $ 13,912,567 |

Statement Regarding Rule 17-a5(d)(4) of the
Securities and Exchange Commission

There are no material differences between this Computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding January 26, 2012 unaudited Form X-17-A-5 Part II filing as of December 31, 2011.

B. C. Ziegler and Company

December 31, 2011

Information Relating to Possession and Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under exemption (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Grant Thornton

**Report of Independent Registered Public Accounting Firm**
**Supplementary Report on Internal Control**

To the Board of Directors
B.C. Ziegler and Company

In planning and performing our audit of the financial statements of B.C. Ziegler and Company (the "Company"), a wholly-owned subsidiary of The Ziegler Companies, Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Chicago, Illinois
February 27, 2012

2501 E. Enterprise Ave., Suite 300
P.O. Box 1097
Appleton, WI 54912-1097
T 920 968-6700
F 920 968-6719

100 East Wisconsin Ave., Suite 2100
Milwaukee, WI 53203-0086
T 414 289-8200
F 414 289-9910